Exhibit 99.4

Request for Voting Instructions (“VIF”)

ANNUAL MEETING OF SHAREHOLDERS OF CARDIOME PHARMA CORP. (THE “CORPORATION”)

TO BE HELD AT THE REGENCY A BALLROOM, HYATT REGENCY
VANCOUVER, 655 BURRARD STREET, VANCOUVER, B.C., CANADA ON
MONDAY JUNE 6, 2005 AT 1:30 P.M.

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder and vote in person, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

MATTERS TO BE ACTED UPON (For full details of each item, please see the accompanying Notice of Meeting and Information Circular)

	For	Withhold
Election of Directors
To elect as a director of the Corporation:
Mark C. Rogers
Robert W. Rieder
Fred Mermelstein
Ralph Snyderman
Jackie M. Clegg
Harold H. Shlevin
Re-Appointment of Auditors To re-appoint Ernst & Young LLP, Chartered Accountants, as Auditors for the Corporation
	For	Against
Remuneration of Auditors To authorize the directors to fix the Auditors’ remuneration

Amendment to 2001 Incentive Stock Option Plan
 To pass the resolution, the full text of which is set out in Schedule A to the Information Circular, as an ordinary resolution to ratify and approve the amendment of the Corporation’s 2001 Incentive Stock Option Plan

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying Notice of Meeting and Information Circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.****

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued that will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact Heather Plume at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of
“PACIFIC CORPORATE TRUST COMPANY” no later than
forty-eight (“48”) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.